December 5, 2006
BY EDGAR AND FAX (202) 772-9217
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Scott M. Anderegg

Re:	Consolidated Water Co. Ltd. Registration Statement on Form F-3 (File No. 333-137970)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, Consolidated Water Co. Ltd. (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form F-3 (File No. 333-137970) for Thursday, December 7, 2006 at 4:30 p.m. (EST), or as soon as possible thereafter.
     In connection with this request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please call Leslie J. Croland at (954) 667-6129 of Edwards Angell Palmer & Dodge LLP.

Very truly yours,
/s/ Frederick W. McTaggart
Frederick W. McTaggart
President and Chief Executive Officer

cc:	Leslie J. Croland Edwards Angell Palmer & Dodge LLP